Mail Stop 3561

November 6, 2008

Barry Sytner
Chief Executive Officer
Tri-Mark MFG, Inc.
643 S. Olive Street, Suite 777
Los Angeles, CA 90014

> **Re: Tri-Mark MFG, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 31, 2008**
> **File No. 333-149546**

Dear Mr. Sytner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Use of Proceeds, page 9

1.   We reviewed your response to comment two in our letter dated October 3, 2008. We note your disclosure in the last paragraph under this heading, which is consistent with your disclosure elsewhere in your registration statement, that "[i]n the event [you] are not successful in selling all of the securities to raise at least $125,000, [you] would give utilize [*sic*] any available funds raised, after funding [your] working capital needs, to increase [your] marketing efforts." However, in the tables just above this disclosure, you state that if you raise $125,000, $50,000 of the gross proceeds will be allocated to equipment and hardware, $15,000 will be allocated to legal, with the remainder allocated as follows: only $15,000 will be allocated to sales and marketing and only $10,961 to working capital. Please revise this table to be consistent with your disclosure throughout the registration statement or tell us why a revision is unnecessary.

Financial Statements

2.   Please note the updating requirements of Rule 8-08 of Regulation S-X to the extent applicable in your next amendment.

Barry Sytner
Tri-Mark MFG, Inc.
November 6, 2008
Page 2

December 31, 2007 and 2006 Financial Statements

3.   We reviewed your revisions and response to comment eight in our letter dated
        October 3, 2008. Please revise to label your statement of stockholders' deficit
        and statement of cash flows as "restated." It appears the "as reported" column in
        the table in Note 1 is missing the revenue amounts as reported in the financial
        statements included in Form S-1 filed March 5, 2008. Additionally, the net loss
        and net loss per share amounts reflected in the "as reported" column do not agree
        with amounts reported in the financial statements included in Form S-1 filed
        March 5, 2008. Finally, when audited financial statements are restated to correct
        an accounting error, the restatement should be referred to in an explanatory
        paragraph in the report of your independent registered public accounting firm.
        Refer to AU Sections 420 and 508 of Codification of Auditing Standards.

4.   We reviewed your response to comment nine in our letter dated October 3, 2008
        and again we re-issue our previous comment. Please revise to give retroactive
        effect of the change in capital structure resulting from the stock split that occurred
        on February 15, 2008 in the balance sheet, net loss per share calculation and your
        statement of stockholders' deficit in your December 31, 2007 and 2006 financial
        statements. Refer to paragraph 54 of SFAS 128 and SAB Topic 4:C. If you have
        any questions regarding how to comply with this comment, please note the
        appropriate contact person at the end of this letter.

                                        * * * * *

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions
regarding comments on the financial statements and related matters. Please contact
Catherine Brown, Attorney-Advisor, at (202) 551-3513, Ellie Bavaria, Special Counsel,
at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Ms. Jody Walker, Esq.
        Facsimile No.: (303) 482-2731